

Mail Stop 3561

November 30, 2015

Via E-mail
Pankaj Modi
Chief Executive Officer
CTT Pharmaceutical Holdings, Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re:** **CTT Pharmaceutical Holdings, Inc.**
> **Annual Report on Form 10-K**
> **Filed April 14, 2015**
> **Current Report on Form 8-K**
> **Filed September 11, 2014**
> **File No. 000-30651**

Dear Mr. Modi:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jeffrey G. Klein, Esq.